Writer’s Direct Dial: (212) 225-2510

E-Mail: wgorin@cgsh.com

July 13, 2010

VIA EDGAR CORRESPONDENCE AND BY FED EX

Michael Coco

Senior International Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Republic of Chile

Registration Statement under Schedule B

Filed June 15, 2010

File No. 333-167534

Dear Mr. Coco:

On behalf of the Republic of Chile (the “Republic” or “Chile”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement under Schedule B. Marked copies, which show changes from the Registration Statement as filed on June 15, 2010, are being submitted supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments.

In addition, we are providing the following responses to the comments of the Staff in its letter dated July 8, 2010, with respect to the Registration Statement. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Republic’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

Michael Coco

Securities and Exchange Commission, p. 2

General

1.	We note that Chile refers to the recent global financial crisis at several points in the registration statement. Where material, please discuss the impact of the global financial crisis on the Chilean economy and any initiatives the Chilean government has implemented to combat the effects of the crisis.

Response:

The disclosure has been revised on pages 16, 17, 18, 28, 81, 82 and 83 to further discuss the impact of the global financial crisis on the Chilean economy and the initiatives the Chilean government has implemented to combat the effects of the crisis.

2.	Where appropriate, please discuss any material impact that Argentina’s default and recent restructuring of its sovereign debt has had on Chile’s economy.

Response:

In response to the Staff’s comment, the Republic believes that Argentina’s default and recent restructuring of its sovereign debt has not had any material impact on Chile’s economy. The Republic believes that it did not experience any financial contagion from the Argentine debt default, nor any material adverse commercial or financial effects, as the Chilean economy maintains only limited links to Argentina. For example, between 2003 and 2009, Argentina accounted for an annual average of 1.4% of total exports from Chile (although it represented an annual average of 12.8% of Chile’s total imports) and was the source of an annual average of 0.38% of Chile’s total foreign direct investment made through Decree Law 600. As a result, the Republic believes the existing disclosure in the Registration Statement is sufficient.

Recent Political History, page 8

3.	Please supplementally advise as to the status of President Piñera’s divestiture of his assets in LAN Airlines.

Response:

In response to the Staff’s comment, the Republic supplementally advises the Staff that President Piñera divested his holdings in LAN Airlines through a series of transactions in February and March 2010. The last of these transactions was completed on March 25, 2010. As of such date, President Piñera no longer owns any interest in LAN Airlines.

Earthquake and Tsunami of February 27, 2010, page 13

4.	The regions referenced by Roman numeral in the second paragraph appear not to have been previously described. Please clarify where these regions are located through verbal description or map labeling.

Response:

The disclosure has been revised on page 13 to clarify where these regions are located.

Michael Coco

Securities and Exchange Commission, p. 3

5.	In the fifth paragraph on page 13, please explain the kinds of damage that have been included in the $21 billion in “[t]otal infrastructure damage” that have been excluded from the $10.6 billion in “public infrastructure” damage.

Response:

The disclosure has been revised on page 13 to explain the kinds of damage that were included in the $21 billion in total infrastructure damage, but excluded from the $10.6 billion in public infrastructure damage.

6.	We note recent press accounts indicating that the Chilean Senate has rejected the proposed changes to the mining royalty calculation (see the last bullet point on page 13). Please update the registration statement to reflect any recent developments on this issue and discuss, where appropriate, alternative sources of funding for the reconstruction effort if the royalty changes are not passed.

Response:

The disclosure has been revised on page 14 to indicate that the Chilean Congress has rejected the proposed changes to the mining royalty calculation and to disclose the expected alternative sources of funding for the reconstruction effort.

Recent Macroeconomic Performance, page 16

7.	The first sentence of this section is not clear. Please clarify when the recession referenced in the first sentence under this heading occurred, or, alternatively, expand the date range to include 1999.

Response:

The disclosure has been revised on page 16 to clarify when the recession referenced in the first sentence under this heading occurred.

Fiscal Plan 2009, page 16

8.	We note the reference to the stimulus plan aimed at boosting employment. Please provide the unemployment rate prior to the fiscal stimulus plan or a cross-reference to another part of the registration statement where this information is provided.

Response:

The disclosure has been revised on page 16 to include a cross-reference to another part of the registration statement where this information is provided.

Principal Sectors of the Economy, page 20

9.	Please discuss any material impact of the recent earthquake and tsunami on each of the sectors or subsectors discussed in this section, citing quantitative data on material decreases or expected decreases in output or productive capacity where possible.

Michael Coco

Securities and Exchange Commission, p. 4

Response:

The disclosure has been revised on pages 20 and 21 to discuss the material impact of the recent earthquake and tsunami on the sectors and sub-sectors of the economy.

Fishing, page 22

10.	Please revise to include the full name for the acronym ISA (Infectious Salmon Anemia).

Response:

The disclosure has been revised on page 23 to include the full name for the acronym ISA.

11.	Please briefly expand the discussion of the ISA outbreak by quantifying its impact on Chile’s aquacultural output and discussing whether practices that may have contributed to the outbreak, such as crowding and high antibiotic levels, have been addressed.

Response:

The disclosure has been revised on page 23 to more clearly identify the quantitative impact of the ISA outbreak on Chile’s aquacultural output and to discuss how the causes of the ISA outbreak have been addressed.

12.	Please address the environmental concerns that have been raised surrounding salmon farming in Chile and the specific measures that the government has taken to address them, including any measures that have been undertaken to protect the marine environment.

Response:

The disclosure has been revised on pages 23 and 24 to address the environmental concerns that have been raised surrounding salmon farming in Chile and the specific measures that the government has taken to address them.

Mining, page 22

13.	Noting that Codelco accounted for 33% of Chile’s 2009 copper output, please explain why Codelco, compared to private mining, contributed twice as much to government revenue in 2009, as indicated on page 23.

Response:

The disclosure has been revised on page 24 to explain why Codelco contributed twice as much to government revenue in 2009 compared to the private mining sector.

14.	Please revise the discussion of the mining royalty in the second paragraph on page 23 to clarify the relationship between the 42% rate referenced in the third sentence and the lower rates described in the first sentence. Also, please clarify whether the tax is imposed on both domestic and foreign mining companies.

Michael Coco

Securities and Exchange Commission, p. 5

Response:

The disclosure has been revised on page 24 to clarify the rate referenced in the third sentence, as well as whether the tax is imposed on both domestic and foreign mining companies.

Manufacturing Sector, page 23

15.	On the table on page 23, please briefly explain the 2008 to 2009 year-over-year declines in output for each of the rows that show such a decline.

Response:

The disclosure has been revised on page 24 to briefly explain the 2008 to 2009 year-over-year declines in output.

16.	Please provide quantitative data to support the statement, made in the first paragraph under the table on page 24, that exports of manufactured food products have grown significantly in the past decade.

Response:

The disclosure has been revised on page 25 to provide quantitative data to support the statement that exports of manufactured food products have grown significantly in the past decade.

Poverty, Income Distribution, and Social Reforms, page 35

17.	Please quantify the value of the “basket of minimum subsistence goods” that is used to measure poverty and extreme poverty.

Response:

The disclosure has been revised on page 37 to quantify the value of the “basket of minimum subsistence goods” that is used to measure poverty and extreme poverty.

Capital Account, page 41

18.	Please explain the volatility in the capital account from 2005-2008 as mentioned on page 42.

Response:

The disclosure has been revised on page 44 to explain the volatility in the capital account.

Foreign Direct Investment, page 48

19.	Please explain the exclusion of data relating to foreign investment made pursuant to the Central Bank’s Compendium of Foreign Exchange Regulations, even though it appears investment pursuant to those regulations accounts for a greater proportion of FDI than investment pursuant to Decree Law 600.

Michael Coco

Securities and Exchange Commission, p. 6

Response:

The disclosure has been revised on page 50 to include data relating to foreign investment made pursuant to the Central Bank’s Compendium of Foreign Exchange Regulations.

Exchange Rate Policy, page 53

20.	Please clarify what the “Argentine crisis” mentioned in the second to last line on page 53 refers to (e.g. the Argentinean sovereign debt default).

Response:

The disclosure has been revised on page 55 in accordance with the Staff’s comment.

Money Supply, page 55

21.	In the “Monetary Aggregates” table in the middle of page 56, please clarify the definitions of the terms “Ml,” “M2,” and “M3.”

Response:

The disclosure has been revised on page 58 to clarify the definitions of the terms “Ml,” “M2,” and “M3.”

Financial Sector, page 57

22.	Please briefly expand on the derivatives transactions that Chilean banks have been allowed to operate in since 2007, as mentioned on page 58.

Response:

The disclosure has been revised on page 60 to expand on the derivatives transactions that Chilean banks have been allowed to operate in since 2007.

23.	We note that several of the largest private sector banks in Chile are affiliated with Spanish banks. In light of this, please discuss the impact or expected impact of the European sovereign debt crisis and the recent downgrading of Spain’s sovereign debt rating on Chile’s financial sector and economy more generally.

Response:

The disclosure has been revised on page 60 to discuss the impact or expected impact of the European sovereign debt crisis and the recent downgrading of Spain’s sovereign debt rating on Chile’s financial sector and economy more generally.

Michael Coco

Securities and Exchange Commission, p. 7

Second Capital Markets Reform, page 62

24.	Please clarify what is meant by “regulated netting in derivatives” as used on page 63.

Response:

The disclosure has been revised on pages 65 and 66 to clarify what is meant by netting in derivatives.

Other legal improvements to financial markets, page 64

25.	Please clarify the meaning of the statement that “[t]he law ... relaxed the possibility of investing in derivatives and high yield instruments.”

Response:

The disclosure has been revised on page 67 to clarify the meaning of the statement.

Public Sector Finances, page 71

26.	Please explain the 2008 to 2009 year-over-year decline in revenues shown in the table on page 77, addressing the decline in net taxes and copper revenues specifically.

Response:

The disclosure has been revised on page 80 to explain the 2008 to 2009 year-over-year decline in revenues shown in the table on page 80, addressing the decline in net taxes and copper revenues specifically.

Codelco, page 83

27.	We note recent press accounts indicating that President Piñera’s government is open to listing a small stake in Codelco. If material, please briefly discuss any impact such a partial privatization of Codelco would have on Codelco’s operations or Chilean public finances.

Response:

Despite the recent press accounts indicating that President Piñera’s government is open to listing a small stake in Codelco, the Republic respectfully advises the Staff that the Government of Chile does not currently intend to list, or otherwise privatize, a stake of Codelco. As a result, the Republic does not believe that it would be appropriate to briefly discuss any impact such a transaction could have on Codelco or Chilean public finances, as any such impact would be speculative.

28.	Please disclose the number of employees of Codelco.

Response:

The disclosure has been revised on page 86 to disclose the number of Codelco’s employees.

Michael Coco

Securities and Exchange Commission, p. 8

Enami, page 85

29.	Please explain the meaning of “dependent-mining sector” under the “Smelters and Refinery” subheading on page 85.

Response:

The disclosure has been revised on page 88 to replace the term “dependent-mining sector.”

2010 Budget, page 85

30.	Please explain the basis of the copper price, internal demand, GDP, and inflation assumptions mentioned in the first paragraph under the table on page 86.

The disclosure has been revised on page 89 to explain the basis of the copper price, internal demand, GDP, and inflation assumptions.

Central Government Internal Bonds, page 91

31.	Please explain why Chile issued significantly more treasury bonds in the local market in 2008 and 2009 compared to previous years.

Response:

The disclosure has been revised on page 94 to explain why the Republic issued more treasury bonds in 2008 and 2009 compared to previous years.

Total Consolidated Non-Financial Public Enterprises Internal and External Debt, page 93

32.	Please correct the number of the footnote in the “Financial Assets” row in the table on page 93.

Response:

The disclosure has been revised on page 96 in accordance with the Staff’s comment.

33.	Please explain the 2008 to 2009 year-over-year increase in debt in pesos shown in the bottom table on page 94. Additionally, footnote 4 seems to be missing from the table. Please revise.

Response:

The 2008 to 2009 year-over-year increase in peso-denominated debt was caused by an increase in the issuance of treasury bonds in the domestic market compared to previous periods. In accordance with the Staff’s comment #31, the disclosure has been revised on page 94 to explain why the Republic issued more treasury bonds in 2008 and 2009 compared to previous years. Additionally, footnote 4 has been added to the table.

Michael Coco

Securities and Exchange Commission, p. 9

Meetings, Modifications, and Amendments, page 102

34.	As we note that the payment terms may be modified by holders of 75% of the outstanding debt securities, please include a reference to a “collective action clause.”

Response:

The disclosure has been revised on page 105 to include a reference to a “collective action clause.”

Michael Coco

Securities and Exchange Commission, p. 10

*        *        *         *        *

Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2510.

Very truly yours,

/s/ William F. Gorin
William F. Gorin

cc:	Ignacio Briones, Ministry of Finance, Republic of Chile

Stuart Fleischmann, Shearman & Sterling LLP